Exhibit 99.1

Report of Independent Registered Public Accounting Firm

We have audited the balance sheet of Seeker Petroleum Ltd. as at December 31, 2007 and the statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Canada	(signed) “Meyers Norris Penny LLP”
September 22, 2008	Independent Registered Public Accounting Firm

SEEKER PETROLEUM LTD.
BALANCE SHEETS
As at December 31

($ thousands)	2007

Assets (note 5)
Current

Accounts receivable	1,929
Prepaid expenses and deposits	251
2,180
Property, plant and equipment, net (note 4)	33,948
36,128

Liabilities
Current
Accounts payable and accrued liabilities	3,193
Revolving credit facility (note 5)	6,198
9,391
Asset retirement obligations (note 6)	1,222
10,613
Commitment (note 11)
Subsequent events (note 12)

Shareholders' Equity
Share capital (note 8)	28,438
Contributed surplus (note 8)	902
Deficit (note 8)	(3,825)
25,515
36,128

See accompanying notes to the financial statements

On behalf of the Board,

(Signed) “Craig McKenzie”	(Signed) “Robb Thompson”
Craig McKenzie Director	Robb Thompson Director

SEEKER PETROLEUM LTD.
STATEMENT OF OPERATIONS AND DEFICIT
For the year ended December 31

($ thousands)	2007

Revenue
Petroleum and natural gas sales, net of transportation	15,811
Royalties, net of royalty tax credit	(2,740)
13,071
Interest income	28
13,099

Expenses
Operating	4,689
General and administrative	1,142
Stock based compensation	426
Depletion, depreciation and accretion	11,771
Interest	100
18,128
Loss before income taxes	(5,029)
Future income tax reduction (note 7)	(1,204)
Net loss	(3,825)
Deficit, beginning of year	(11,854)
Reduction of share capital (note 8)	11,854
Deficit, end of year	(3,825)
Basic and diluted net loss per share (note 8)	($0.08)

See accompanying notes to the financial statements

SEEKER PETROLEUM LTD.
STATEMENT OF CASH FLOWS
For the year ended December 31

($ thousands)	2007

Cash provided by (used in):

Operating
Net loss	(3,825)
Items not involving cash:
Depletion, depreciation and accretion	11,771
Stock based compensation	426
Future income tax reduction	(1,204)
Asset retirement expenditures (note 6)	(54)
7,114
Changes in non-cash working capital (note 9)	327
7,441

Financing
Revolving credit facility advances	6,198
Issue of common shares	-
6,198

Investing
Exploration and development expenditures	(18,856)
Change in non-cash working capital (note 9)	(2,916)
(21,772)
Decrease in cash and short-term equivalents	(8,133)
Cash and short-term equivalents, beginning of year	8,133
Cash and short-term equivalents, end of year	-

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2007
(all tabular amounts in $ thousands, except where otherwise noted)

1.	Nature of operations

Seeker Petroleum Ltd. (“Seeker” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas in Western Canada.

2.	Summary of accounting policies

These financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Certain comparative amounts have been reclassified to conform to current period presentation.

(a) Cash and short-term equivalents

Cash and short-term equivalents consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.

(b) Measurement uncertainty

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from these estimates.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and the future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments. To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property, plant and equipment balance.

(c) Property, plant and equipment

(i) Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Western Canada. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

2.	Summary of accounting policies (continued)

(ii) Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production. Unit rates are computed for unamortized exploration drilling and development costs using total proved reserves. Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information. Asset retirement costs are amortized over proved reserves using the unit-of-production method. Gains and losses on asset disposals or retirements are included in income as a separate component of revenue.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 30%.

(iii) Ceiling test

The Company performs a ceiling test in a two-stage test performed quarterly.  Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.  If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit adjusted risk-free rate of interest, using forecast prices and costs.  Any impairment is included in the statement of operations for the respective year.

	(d)	Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others. The accounts reflect only the Company’s proportionate interest in such activities.

	(e)	Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

	(f)	Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

2.	Summary of accounting policies (continued)

	(g)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the period. The Company utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period.

	(h)	Stock based compensation

Under the Company’s stock option plan described in note 8, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices or higher on the date of grant. Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus. Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model. The expense is recognized on a straight-line basis over the vesting period of the option. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.

	(i)	Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(j)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities. The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada). The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

3.	Adoption of new accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, the Company will be required to adopt the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3862 and 3863), Hedges (Section 3865) and Capital disclosures (Section 1535). In accordance with the new standards, changes are adopted retroactively without restatement of prior period information. The other effects of the implementation of these new standards are discussed below.

	a)	Comprehensive Income

Section 1530 provides for a new Statement of Comprehensive Income and establishes Accumulated Other Comprehensive Income (“AOCI”) as a separate component of shareholders’ equity. The Statement of Comprehensive Income is defined as a change in net assets arising from transactions and other events from non-owner sources. The statement would present net income and each component recognized in other comprehensive income (“OCI”) when such amounts exist. Any future OCI recognized by the Company will be recognized in AOCI.

b)	Financial Instruments – Recognition and Measurement

Section 3855 requires all financial assets and liabilities, including derivatives, to be carried at fair value on the Company’s balance sheet with the exception of loans and receivables, investments that are intended to be held to maturity and non-trading financial liabilities which are carried at cost or amortized cost.

c)	Financial instruments – Disclosures and Presentation

The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward former presentation requirements.

d)	Derivatives and Hedge Accounting

Derivatives may be embedded in other financial instruments (the “host instruments”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standard, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of the stand-alone derivative, and the combined contract is not held for trading or designated at fair value. In the event that the Company enters into a contract that contains an embedded derivative, the embedded derivative will be measured at fair value with subsequent changes recognized in earnings or loss.

e)	Capital disclosures

The Company will be required to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements.

4.	Property, plant and equipment, net

December 31, 2007
	Cost	Accumulated DD&A	Net book value
Oil and Gas assets	67,961	34,045	33,916
Corporate assets	146	114	32
Total PP&E	68,107	34,159	33,948

The calculation of 2007 depletion and depreciation included an estimated $0.1 million for future development capital associated with proven undeveloped reserves and excluded $3.7 million related to unproved properties and projects under construction or development.

The Company performed a ceiling test calculation at December 31, 2007 and determined that there was no impairment in the carrying value of the company’s oil and gas assets. The prices used in the ceiling test evaluation of the Company’s oil and gas assets is summarized in the following chart:

4.	Property, plant and equipment, net (continued)

	Crude Oil	Natural Gas
	Edmonton Par Price (Cdn$/bbl)	AECO Gas Price (Cdn$/mmbtu)
2008	96.93	8.11
2009	89.10	8.20
2010	85.10	8.10
2011	84.10	7.95
2012	84.10	8.01
2013-2017 (1)	85.83	8.54
Thereafter (2)	2.0%	2.0%
(1)	Prices shown are the average over the period
(2)	Percentage change of 2.0% represents the change in the future prices each year after 2017 to the end of the reserve life.

5.	Revolving credit facility

The Company has a $8.5 million demand revolving credit facility (the “credit facility”). The credit facility is secured by a $15 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all of the assets of the Company. The borrowing base of the credit facility is subject to a semi-annual review by the lender. As at December 31, 2007, the Company had drawn $6.2 million against the credit facility at a variable prime interest rate.

6.	Asset Retirement Obligations

The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

December 31, 2007
Balance, beginning of year	1,005
Liabilities settled	(54)
Liabilities incurred	194
Accretion expense	77
Balance, end of year	1,222

   The following significant assumptions were used to estimate the asset retirement obligation:

December 31, 2007
Undiscounted cash flows	1,420
Credit adjusted discount rate (%)	7
Inflation rate (%)	2
Weighted average expected timing of cash flows (years)	5

7.	Future Income Taxes

The Company's computation of future income tax recovery is as follows:

December 31, 2007
Loss before income taxes	(5,029)
Combined federal and provincial income tax rate (%)	29.5
Computed income tax reduction	(1,484)
Increase (decrease) resulting from:
Non deductible crown royalties, net	--
Resource allowance	--
Stock based compensation	126
Future tax rate reduction	397
Valuation allowance	(331)
Other	88
(1,204)

The net future tax asset is comprised of:

December 31, 2007
Non-capital losses	77
Share issue costs	173
Asset retirement obligation	337
Net book value of assets in excess of tax basis	1,261
Future income tax asset	1,848
Less: Valuation allowance	(1,848)
--

As at December 31, 2007, the Company had approximately $39.1 million in tax pools and $0.3 million in non-capital losses available for deduction against future taxable income.

Non-capital losses expire as follows:

2008	--
2009	--
2010	--
2011 and thereafter	278
278

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares, no par value.

	(b)	Common shares issued

December 31, 2007	Number(#)	Amount($)
Balance, beginning of year	50,001	41,496
Shares issued – liquidity transaction	205	--
Tax benefits renounced on flow-through shares	--	(1,204)
Reduction of share capital	--	(11,854)
Balance, end of the year	50,206	28,438

On November 20, 2007, subscribers to 2.0 million common shares exercised their right to an additional 0.10 common share of the Company for each common share held for a total of 204,500 common shares due to the Company’s not completing a liquidity transaction by November 20, 2007.

At the Annual Shareholders Meeting held June 28, 2007, the shareholders of the Company adopted a special resolution to reduce the stated capital of the common shares by $11.9 million and, as a result, the deficit of the Company was reduced by the same amount.

(c) Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants. The exercise price for stock options granted is no less than the quoted market price on the grant date. The options vest one-third on the date of grant with the remaining two thirds vesting evenly on the first and second anniversary from the grant date. The option’s maximum term is five years.

December 31, 2007	Number of options	Weighted average price ($)
Balance, beginning of year	1,618	0.88
Granted	1,580	1.00
Balance, end of the year	3,198	0.94

8.	Share Capital (continued)

   The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable

Exercise price ($)	Number of options (#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.70	739	0.73	0.70	739	0.70
0.75	100	2.92	0.75	100	0.75
1.00	2,134	4.03	1.00	913	1.00
1.20	225	1.92	1.20	225	1.20
0.70 – 1.20	3,198	3.42	0.94	1,977	0.90

(d)	Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan. Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

December 31, 2007
Balance, beginning of year	476
Compensation expense	426
Balance, end of year	902

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:
December 31, 2007
Risk free interest rate (%)	4.7
Expected life (years)	3.0
Expected dividend yield (%)	--
Expected volatility (%)	50.0
Weighted average fair value of options granted ($)	0.38

(e)	Basic and diluted net loss per share

The Company used the treasury stock method to calculate net loss per common share.

December 31, 2007
Weighted average common shares – basic and diluted	50,024
Basic and diluted net loss per share	($0.08)

   For the calculation of diluted net loss per share the company excluded 3.2 million stock options that are anti-dilutive.

9.	Supplemental cash flow information

	a)	Changes in non-cash working capital

December 31, 2007
Accounts receivable	463
Prepaid expenses and other	25
Accounts payable and accrued liabilities	(3,077)
Change in non-cash working capital	(2,589)

   The change in non-cash working capital has been allocated to the following activities:

December 31, 2007
Operating	327
Investing	(2,916)
(2,589)

b)	Other cash flow information

December 31, 2007	2007
Interest paid	100

10.	Financial Instruments

	(a)	Fair value of financial assets and liabilities

The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

	(b)	Credit risk

The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas business under normal industry sale and payment terms and are subject to normal credit risks. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.

	(c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates. The Company has no interest rate swaps or hedges at December 31, 2007.

	(d)	Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes. At December 31, 2007, the Company had no contracts in place.

11.	Commitment

The Company is subject to a lease commitment for office space. The future minimum lease payments for this commitment are: 2008 - $0.2 million, 2009 - $0.2 million, 2010 - $0.2 million, 2011 - 0.2 million and 2012 - $0.1 million.

12.	Subsequent events

(a)
On March 26, 2008, Seeker was acquired by Canadian Superior Energy Inc. for consideration of approximately $51.2 million, including assumed net debt of approximately $8.5 million.  Approximately 7,651,866 Canadian Superior common shares were issued at $3.72 a piece and $14.2 million cash was paid for the acquisition of all of the issued and outstanding shares of Seeker.

(b)
On March 31, 2008, the Company entered into a commodity sales agreement to reduce its exposure to commodity price volatility.  This financial instrument was entered into solely for hedging purposes and is not used for trading or other speculative purposes.

Term	Contract	Volume (GJs/d)	Fixed price
February 1, 2008 – October 31, 2008	Swap	2,000	$7.05

13.	Reconciliation with United States Generally Accepted Accounting Principles

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

December 31, 2007
($ thousands, except per share amounts)
Net loss in accordance with Canadian GAAP, as reported	(3,825)
Flow through shares
Income taxes	(260)
Ceiling test
Write down of petroleum and natural gas properties	(9,331)
Income taxes	2,753
Depletion, depreciation and accretion expense	1,356
Income taxes	(400)
Change in valuation allowance	(2,353)
Net loss in accordance with U.S. GAAP	(12,060)
Net loss per share in accordance with U.S. GAAP
Basic	(0.24)
Diluted	(0.24)

   The application of U.S. GAAP results in differences to the following balance sheet items:

Year ended December 31, 2007	Canadian	United States
Property, plant and equipment, net	33,948	21,297

Share capital	28,438	28,752
Deficit, opening	11,854	16,584
Deficit, closing	3,825	16,790

13.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

	(a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers. The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

	(b)	Ceiling Test

At December 31, 2007, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2007, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2007 prices of:

	Gas (per thousand cubic feet)		$ 6.66 CDN
	Oil and natural gas liquids (per barrel)		$ 81.86 CDN

The application of the test resulted in a $9.3 million pre-tax reduction ($6.6 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

	(c)	Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.

Additional U.S. GAAP Disclosures

FAS 155 - Accounting for Certain Hybrid Financial Instruments
On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments –an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The adoption of this standard did not impact the Company’s Financial Statements.

FAS 157 - Fair Value Measurement
FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  Early adoption is permitted.  The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings.  The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Company does not expect there to be any material impact on the Financial Statements upon adoption of the standard.

13.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

FIN 48 - Accounting for Uncertainty in Income Taxes
The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position.  Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods.  The adoption of this interpretation did not impact the Company’s Financial Statements.

SAB 106
In September 2004, the Securities and Exchange Commission issued Staff Accounting Bulletin 106 (“SAB 106”) regarding the application of FAS 143 by oil and gas producing entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. The Company excludes the future cash outflows associated with settling asset retirement obligations from the present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation accrued on the balance sheet. Costs subject to depletion and depreciation include estimated costs required to develop proved undeveloped reserves and the associated addition to the asset retirement obligations. The adoption of SAB 106 in the fourth quarter of 2004 did not have a material effect on the results of the ceiling test or depletion, depreciation and amortization calculations.

SFAS No. 154 - Accounting Changes and Error Corrections
The Company adopted the provisions of SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. The statement requires retrospective application to prior periods’ Financial Statements of a voluntary change in accounting principle versus including the cumulative effect of changing to the new accounting principle in net income. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. The adoption of this standard did not impact the Company’s Financial Statements.

SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS No. 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its Financial Statements.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

1)	Under U.S. GAAP, there is no difference between net income and other comprehensive income.
2)	No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.